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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         MERCER INTERNATIONAL INC.

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                             (Name of Issuer)

               Shares of Beneficial Interest, $1.00 Par Value

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                       (Title of Class of Securities)

                                 588056101

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                               (CUSIP Number)

                              Jimmy S.H. Lee
               Giesshubelstrasse 15, 8045 Zurich, Switzerland
                         Telephone 011-411-201-7710

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             November 20, 2000

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          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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CUSIP No.    588056101
           ----------------------------------------

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above
       Persons

             Jimmy S.H. Lee
       ------------------------------------------

2)     Check the Appropriate Box if a Member of a Group

       (a)   [   ]
       (b)   [   ]

3)     SEC Use Only
                     ---------------------------------------------------

4)     Source of Funds     PF
                        ------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6)     Citizenship or Place of Organization     Canadian
                                             ---------------------------

       Number of            (7)  Sole Voting Power     1,245,666
                                                    --------------------
       Shares Bene-
       ficially             (8)  Shared Voting Power   0
                                                      ------------------
       Owned by
       Each Reporting       (9)  Sole Dispositive Power      1,245,666
                                                         ---------------
       Person
       With                 (10) Shared Dispositive Power    0
                                                           -------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
       1,245,666
       ---------------------

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13)    Percent of Class Represented by Amount in Row (11)    6.9%
                                                           -------------

14)    Type of Reporting Person       IN
                                 ---------------------------------------


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ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of beneficial interest, $1.00 par value (the "Shares") of Mercer International Inc. ("Mercer"), a
Massachusetts trust organized under the laws of the State of Washington, and having a principal executive office at Giesshubelstrasse 15, 8045 Zurich, Switzerland.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed by Jimmy S.H. Lee. Mr. Lee is a citizen of Canada with an address at Giesshubelstrasse 15, 8045 Zurich, Switzerland. Mr. Lee serves as Chairman, President, Chief Executive Officer and a Trustee of Mercer.

During the last five years, Mr. Lee has not been convicted in a criminal proceeding, nor has Mr. Lee been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Jimmy S.H. Lee currently owns 14,000 Shares and has presently exercisable options to acquire an additional 778,333 Shares granted pursuant to Mercer's Amended and Restated 1992 Non-Qualified Stock Option Plan (the "Option Plan"). Effective 60 days from November 20, 2000 (i.e., January 19, 2001), options to acquire an additional 453,333 Shares granted pursuant to the Option Plan will become exercisable by Mr. Lee. Mr. Lee expects to pay the option price to purchase Shares on the exercise of any of the aforementioned options with personal or borrowed funds.

ITEM 4.     PURPOSE OF TRANSACTION.

Jimmy S.H. Lee was granted the aforementioned options to acquire Shares pursuant to the Option Plan. In April 1996, Mr. Lee was granted options to acquire 75,000 Shares at a price of $18.47 per Share. All of these options have vested and are presently exercisable. In July 1997, Mr. Lee was granted options to acquire 160,000 Shares at a price of $8.50 per Share. All of these options have vested and are presently exercisable.
In October 1998, Mr. Lee was granted options to acquire 90,000 Shares at a price of $6.00 per Share. All of these options have vested and are presently exercisable. Effective January 19, 2000, Mr. Lee was granted options to acquire 1,360,000 Shares at a price of $6.375 per Share. One-third of these options vested immediately, one-third will vest on January 19, 2001 and one-third will vest on January 19, 2002.

Except as described herein or as publicly disclosed by Mercer, Mr. Lee does not have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. Mr. Lee reserves the right to acquire additional securities of Mercer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Mercer or any of its securities.


                                                       Page 3 of 5 Pages


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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Jimmy S.H. Lee currently owns 14,000 Shares and options to acquire an aggregate of 1,231,666 Shares which are presently exercisable or exercisable within 60 days hereof, representing in aggregate 6.9% of the Shares outstanding on a diluted basis. Mr. Lee holds the sole power to vote and dispose of all of the aforementioned Shares.

In the past 60 days, options to acquire 30,000 Shares at a price of $6.00 per Share, which were granted to Mr. Lee as part of a grant of options to acquire 90,000 Shares in October 1998, vested and became exercisable.


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                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 November 27, 2000
                                            ----------------------------
                                                       (Date)


                                                 /s/ Jimmy S.H. Lee
                                            ----------------------------
                                                     (Signature)


                                                   Jimmy S.H. Lee
                                            ----------------------------
                                                        (Name)


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